SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Applied Digital Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

038169207
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

25/F, LHT Tower

31 Queen's Road Central

Central, Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Due solely to changes in the outstanding shares of Common Stock of the Issuer, the Reporting Persons no longer beneficially own more than 5% of the Issuer's shares of Common Stock and the Reporting Persons are voluntarily exiting the reporting system.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038169207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 038169207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 038169207	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 038169207	SCHEDULE 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Due solely to changes in the outstanding shares of Common Stock of the Issuer, the Reporting Persons no longer beneficially own more than 5% of the Issuer's shares of Common Stock and the Reporting Persons are voluntarily exiting the reporting system. This Amendment No. 1 is being filed solely as a result of such change.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b), and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 146,552,678 shares of Common Stock outstanding as of July 1, 2024, as reported in the Issuer's Prospective Statement on Form 424B5 filed with the Securities and Exchange Commission on July 9, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(e)	July 1, 2024.

CUSIP No. 038169207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2024

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

Oasis Investments II Master Fund Ltd.

By:	s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER